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                                                                Exhibit 99(a)(8)

Election to Exchange Options - Confirmation

This message confirms that we have received your Election Concerning Exchange of Stock Options. Pursuant to the Offer to Exchange and the Election form, unless you otherwise rescind your Election before 5 P.M. Pacific Time on June 18, 2001, we will cancel all options that you have elected to exchange on June 19, 2001. The replacement options will be granted and priced on or after December 20, 2001, subject to your continued employment and other terms of the Offer.

If you have any questions, or if you did not intend to submit this Election, please contact me.

Reminder, this Election is not revocable after June 18, 2001.

Thank you,

Patty

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